Martin Marietta Materials, Inc.

2710 Wycliff Road

Raleigh, North Carolina 27607-3033

May 1, 2014

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	John Reynolds
cc:	Ronald E. Alper
cc:	Pamela Howell
cc:	Dee Dee Hurst
cc:	Brigitte Lippmann
cc:	Nasreen Mohammed

Re:	Martin Marietta Materials, Inc.

Registration Statement on Form S-4

Filed March 3, 2014

File No. 333-194288

Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 24, 2014

File No. 001-12744

Dear Mr. Reynolds:

In response to the request of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated March 28, 2014 to Martin Marietta Materials, Inc., a North Carolina corporation (the “Company”), setting forth the comments of the Staff with respect to (i) the Company’s Registration Statement on Form S-4, Commission File No. 333-194288 filed on March 3, 2014 (the “Registration Statement”) relating to the proposed business combination transaction involving the Company and Texas Industries, Inc. and (ii) the Company’s Form 10-K, Commission File No. 001-12744 filed on February 24, 2014, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Martin Marietta Materials, Inc.

By:	/s/ Roselyn R. Bar
	Name:	Roselyn R. Bar
	Title:	Senior Vice President, General Counsel & Corporate Secretary

cc: George Schoen, Esq. (Cravath, Swaine & Moore LLP)